Shanda Reports First Quarter 2007 Results
• Q1 net revenues grew 13.1% over Q4 2006 to US$68.8 million

• Q1 online game revenues hit record high of US$65.3 million

• Q1 operating income up 44.7% over Q4 2006 to US$29.0 million

Shanghai, China—May 22, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2007.

Summary of the First Quarter 2007:

•	Total net revenues increased 13.1% quarter-over-quarter and increased 55.9% year-over-year to RMB532.3 million (US$ 68.8 million), exceeding the Company’s guidance of between US$63.9 million and US$65.7 million.

•	Online game revenues, including MMORPGs and casual games, increased 12.2% quarter-over-quarter and increased 63.1% year-over-year to a record high of RMB505.0 million (US$ 65.3 million).

•	Active paying accounts (APA) for MMORPGs increased 2.3% quarter-over-quarter to 2.34 million and average monthly revenue per active paying account (ARPU) for MMORPGs increased 7.1% quarter-over-quarter to RMB59.0.

•	Casual game revenues increased 26.3% quarter-over-quarter and increased 7.8% year-over-year to RMB91.0 million (US$11.8 million).

•	Operating income increased 44.7% quarter-over-quarter and increased 1117.2% year-over-year to RMB224.5 million (US$29.0 million).

•	Net income in the first quarter of 2007 was RMB448.8 million (US$58.0 million), up 86.8% from net income of RMB240.3 million in the fourth quarter of 2006, compared to net income of RMB11.8 million in the first quarter of 2006. Earnings per diluted ADS were RMB6.14 (US$0.80), compared to earnings per diluted ADS of RMB3.32 in the fourth quarter of 2006 and earnings per diluted ADS of RMB0.16 in the first quarter of 2006.

•	Non-GAAP net income excluding a net gain from the disposal of SINA shares was RMB204.0 million (US$26.4 million), compared to non-GAAP net income of RMB173.5 million in the fourth quarter of 2006. No adjustments to net income were made to the first quarter of 2006. Non-GAAP earnings per diluted ADS were RMB2.79 (US$0.36), compared to non-GAAP earnings per diluted ADS of RMB2.40 in the fourth quarter of 2006.

“Driven by online game revenues that hit a historical high, our results in the first quarter of 2007 were very strong. We managed to leverage our come-stay-pay model and operating platform to launch new expansion packs for our main game titles and hold special themed promotions over the holiday period to achieve growth in ARPU and active paying accounts,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “As we look at the remainder of this year, we feel very confident that our new expansion packs for existing games and our strong game pipeline will continue to generate sustainable user and revenue growth.”

Financial Results

Net Revenues. In the first quarter of 2007, Shanda reported net revenues of RMB532.3 million (US$68.8 million), representing a 13.1% increase compared to RMB470.6 million in the fourth quarter of 2006 and a 55.9% increase from RMB341.4 million in the first quarter of 2006.

Online game revenues in the first quarter of 2007 increased 12.2% quarter-over-quarter and 63.1% year-over-year to RMB505.0 million (US$65.3 million).

Revenues from MMORPGs in the first quarter of 2007 increased 9.5% quarter-over-quarter and increased 83.9% year-over-year to RMB414.0 million (US$53.5 million), accounting for 77.8% of total revenues. The sequential growth in MMORPG revenues was primarily due to the new expansion packs for our main game titles and in-game promotions related to the Chinese New Year holiday. Revenues from most of Shanda’s MMORPGs increased during the quarter, with Mir II, Woool, Magical Land and ArchLord experiencing the most growth.

The number of APA for MMORPGs was 2.34 million in the first quarter of 2007, up 2.3% from 2.29 million in the fourth quarter of 2006. ARPU for MMORPGs increased 7.1% to RMB59.0 in the first quarter of 2007 from RMB55.1 in the fourth quarter of 2006, due to increased consumption of in-game premium features.

Revenues from casual games in the first quarter of 2007 increased 26.3% quarter-over-quarter and 7.8% year-over-year to RMB91.0 million (US$11.8 million). The sequential increase in revenues from casual games was due to new expansion packs of BNB, Maple Story, GetAmped and Crazy Kart as well as the seasonal revenue improvement for all of our casual games related to the Chinese New Year holiday.

Shanda’s other revenues in the first quarter of 2007 increased 32.9% quarter-over-quarter and decreased 14.1% year-over-year to RMB27.3 million (US$3.5 million). The sequential increase was primarily due to increased sales of EZ Products.

Gross Profit. Gross profit for the first quarter of 2007 was RMB347.0 million (US$44.9 million), representing a 17.2% increase compared to RMB296.2 million in the fourth quarter of 2006 and a 79.0% increase from RMB193.8 million in the first quarter of 2006. Gross margin was 65.2% in the first quarter of 2007, up from 62.9% in the fourth quarter of 2006 and 56.8% in the first quarter of 2006. The sequential improvement in gross margin was mainly due to higher revenues as well as lower cost of services as a percentage of revenues. The lower cost of services as percentage of revenues was mainly attributable to more efficient absorption of fixed cost of services as a result of continuous revenue growth.

Income from Operations. Operating income for the first quarter of 2007 was RMB224.5 million (US$29.0 million), representing a 44.7% increase compared to RMB155.2 million in the fourth quarter of 2006 and up 1117.2% from RMB18.4 million in the first quarter of 2006. Operating margin was 42.2% in the first quarter of 2007, up from 33.0% in the fourth quarter of 2006 and up from 5.4% in the first quarter of 2006. The sequential improvement in operating margin was due to continuous efforts to cost controls, as well as more efficient absorption of fixed cost of services and operating expenses as a result of continuous revenue growth. As a result, both sales and marketing expenses and research and development expenses declined as compared to those in the fourth quarter of 2006. General and administrative expenses in the first quarter of 2007 increased to RMB65.1 million (US$8.4 million) from RMB63.1 million in the fourth quarter of 2006, but such general and administrative expenses decreased as a percentage of revenue.

Share-based compensation expense was RMB11.4 million (US$1.5 million) in the first quarter of 2007, compared to RMB11.0 million in the fourth quarter of 2006.

Investment Income. In the first quarter of 2007, Shanda reported investment income of RMB249.8 million (US$32.3 million), compared to RMB70.3 million in the fourth quarter of 2006 and RMB0.7 million in the first quarter of 2006. Investment income includes a net gain of RMB244.8 million (US$31.7 million), or RMB3.35 (US$0.44) per diluted ADS, on the sale of 4.0 million ordinary shares of SINA Corporation in the first quarter of 2007.

Other Income. In the first quarter of 2007, Shanda reported other income of RMB7.6million (US$1.0million), representing a decrease of 71.2% from RMB26.3 million in the fourth quarter of 2006 and an decrease of 27.6% from RMB10.5 million in the first quarter of 2006. The sequential decrease in other income was mainly due to a foreign exchange loss of RMB5.0 million (US$0.6 million) in the first quarter of 2007 as compared to a foreign exchange gain of RMB 20.8 million in the fourth quarter of 2006. Beginning January 1, 2007, the functional currency of Shanda Interactive Entertainment Limited (“Shanda Interactive”), our parent company incorporated in Cayman Island, was changed from Renminbi into US dollars due to the changes in the economic facts and circumstances of Shanda Interactive. Accordingly, exchange gains and losses from the remeasurement of Shanda Interactive’s assets and liabilities to the Renminbi are no longer recorded in the statement of operation; instead they are treated as a translation adjustment under the shareholders’ equity. The decrease in other income was partially offset by increase of government financial incentives to RMB14.4 million (US$1.9 million) from RMB8.7 million in the fourth quarter of 2006.

Net Income. In the first quarter of 2007, Shanda had net income of RMB448.8 million (US$58.0 million), an increase of 86.8% from RMB240.3 million in the fourth quarter of 2006, compared to RMB11.8 million in the first quarter of 2006. Earnings per diluted ADS were RMB6.14 (US$0.80), compared to RMB3.32 in the fourth quarter of 2006 and RMB0.16 in the first quarter of 2006. Non-GAAP net income excluding a net gain from the disposal of SINA shares was RMB204.0 million (US$26.4 million), up 17.6% from non-GAAP net income of RMB173.5 million in the fourth quarter of 2006. No adjustments to net income were made to the first quarter of 2006. Non-GAAP earnings per diluted ADS were RMB2.79 (US$0.36), compared to non-GAAP earnings per diluted ADS of RMB2.40 in the fourth quarter of 2006.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2007, which was RMB7.7342 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude the net gain from disposal of Shanda’s stake in Sina Corporation. Shanda believes these non-GAAP financial measures are important to help investors understand Shanda’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access Shanda’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Recent Business Highlights

On March 9, 2007, Shanda’s Board of Directors approved a share repurchase program, effective March 2007. Under the program, Shanda is authorized to repurchase up to $50 million worth of outstanding American Depositary Shares of Shanda from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions, and will be funded by the Company’s available working capital. As at March 31, 2007, the Company had repurchased a total of 738,275 shares for an aggregate consideration of US$16,041,710.

On March 20, 2007, Shanda announced it had entered into an exclusive agreement with leading Korean online game developer Wemade Entertainment, Co., Ltd. for the license to operate the highly anticipated 3D MMORPG Changchun Online in mainland China. Changchun Online is a unique fighting game based upon the popular Chinese novel “The Romance of Three Kingdoms,” which is one of a collection of four classic novels with an extensive reader base in China.

In May 2007, Shanda sold 2,118,278 ordinary shares of SINA Corporation in the open market, representing an aggregate net proceeds of approximately US$76.5 million. Following the sale, Shanda does not hold any SINA shares.

Conference Call

Shanda’s management team will host a conference call today at 9:00 p.m. Eastern Time, corresponding with May 23, 2007 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-459-5609 and international callers should dial 973-321-1024 and reference pass code 8773716. A live webcast of the presentation will be available at the company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until May 29, 2007, 12:00 a.m. ET. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 8773716.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG titles and the introduction of new casual game titles. These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2007, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Frank Liang
Director of Corporate Financing and Investor Relations
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail:

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED BALANCE SHEET
	(in thousands)
	As of December 31,	As of March 31,
	2006	2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,291,901	2,091,084	270,369
Short-term investment	407,399	459,259	59,380
Marketable securities	1,844,966	1,026,822	132,764
Accounts receivable	31,685	34,933	4,517
Inventories	8,972	4,640	600
Deferred licensing fees and related costs	27,433	48,296	6,244
Prepayments and other current assets	51,708	190,051	24,573
Deferred tax assets	17,421	25,074	3,241

Total current assets	3,681,485	3,880,159	501,688

Investments in affiliated companies	334,693	352,342	45,556
Property, equipment and software	349,153	333,077	43,065
Intangible assets	186,062	191,512	24,763
Goodwill	493,564	493,564	63,816
Long-term deposits	—	—	—
Long-term prepayments	100,160	112,047	14,487
Other long-term assets	—	154,818	20,017	(188)
Total assets	5,145,117	5,517,519	713,392

LIABILITIES
Current liabilities:
Accounts payable	91,184	43,842	5,668
Licensing fees payable	14,135	20,273	2,621
Taxes payable	80,253	85,272	11,025
Deferred revenue	201,650	298,515	38,597
Licensing fees payable to a related party	46,090	63,990	8,274
Due to related parties	3,044	3,044	394
Acquisition related obligation	3,047	3,024	391
Convertible debt due within one year	2,147,393	2,126,905	275,000
Other payables and accruals	138,017	133,580	17,271
Total current liabilities	2,724,813	2,778,445	359,241

Other long term liabilities	—	6,619	856

Total liabilities	2,724,813	2,785,064	360,097

Minority interests	2,910	2,704	350
Shareholders’ equity
Ordinary shares	11,849	11,771	1,522
Additional paid-in capital	1,468,825	1,484,936	191,996
Statutory reserves	142,019	142,019	18,362
Deferred share-based compensation	—	—	—
Accumulated other comprehensive gain	205,082	161,143	20,835
Retained earnings	589,619	929,882	120,230
Total shareholders’ equity	2,417,394	2,729,751	352,945

Total liabilities and shareholders’ equity	5,145,117	5,517,519	713,392

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED STATEMENTS OF OPERATIONS
	(in thousands, except for share and per share data)
	For the three months period ended,
	March 31,	December 31,	March 31,
	2006	2006	2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	225,162	377,995	413,976	53,525
Casual game	84,467	72,050	91,023	11,769
Others	31,799	20,567	27,329	3,534

Total net revenues	341,428	470,612	532,328	68,828

Cost of services
Ongoing licensing fees for online games	(55,853)	(87,615)	(98,288)	(12,708)
Amortization of upfront licensing fees	(17,868)	(13,461)	(14,651)	(1,894)
Server leasing and maintenance fees	(25,087)	(22,355)	(20,457)	(2,645)
Salary and benefits	(13,229)	(13,749)	(12,884)	(1,666)
Depreciation of property, equipment and software	(13,820)	(13,113)	(14,455)	(1,869)
Others	(21,751)	(24,139)	(24,581)	(3,178)

Total cost of services	(147,608)	(174,432)	(185,316)	(23,960)

Gross profit	193,820	296,180	347,012	44,868
Operating expenses
Product development	(52,646)	(32,327)	(27,860)	(3,602)
Sales and marketing	(64,456)	(45,601)	(29,577)	(3,824)
General and administrative	(58,274)	(63,058)	(65,075)	(8,414)

Total operating expenses	(175,376)	(140,986)	(122,512)	(15,840)

Income from operations	18,444	155,194	224,500	29,028
Interest income	4,816	8,553	11,216	1,450
Amortization of convertible debt issuance cost	(4,407)	(4,298)	(4,483)	(580)
Investment income	732	70,293	249,765	32,293
Other income, net	10,457	26,266	7,569	979

Income before income tax expenses, equity in loss of affiliates and minority interests	30,042	256,008	488,567	63,170
Income tax expenses	(8,631)	(9,903)	(23,835)	(3,083)
Equity in loss of affiliates	(9,752)	(6,135)	(16,118)	(2,083)
Minority interests	135	339	206	27

Net income	11,794	240,309	448,820	58,031

Earnings per share:
Basic	0.08	1.68	3.14	0.41
Diluted	0.08	1.66	3.07	0.40
Earnings per ADS:
Basic	0.16	3.36	6.28	0.82
Diluted	0.16	3.32	6.14	0.80
Weighted average ordinary shares outstanding:
Basic	142,050,714	142,995,108	143,163,288	143,163,288
Diluted	144,250,827	145,194,841	146,027,417	146,027,417
Weighted average ADS outstanding:
Basic	71,025,357	71,497,554	71,581,644	71,581,644
Diluted	72,125,414	72,597,421	73,013,709	73,013,709
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	11,794	173,455	203,971	26,373
Net gain from disposal of Sina’s Stake	—	66,854	244,849	31,658
Net income	11,794	240,309	448,820	58,031

Non-GAAP diluted earnings per ADS	0.16	2.40	2.79	0.36
Net gain from disposal of Sina’s Stake per ADS	—	0.92	3.35	0.44
Diluted earnings per ADS	0.16	3.32	6.14	0.80